Exhibit 99.2

PRESS RELEASE For immediate distribution

BRP TO INTRODUCE ELECTRIC MODELS FOR EACH OF ITS PRODUCT LINES BY THE END OF 2026

BRP presented e-concepts of Sea-Doo and Ryker models among others and introduced the Rotax Sonic E-Kart in 2019. ©BRP 2021

•	BRP to invest $300 million over the next five years to electrify its existing product lines by the end of 2026.

•	The first product is expected to be introduced to the market within the next two years, followed by a rapid roll-out across all product lines.

•	BRP is developing its Rotax modular electric powerpack technology in-house which will be leveraged across all product lines.

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BRP is creating an Electric Vehicle Development Centre in Canada, which will focus on the “energy side”: the charger and the battery pack, as well as the complete integration into the vehicle, and a second pole of development in Austria, which will focus on the “torque side”: the inverter and the high performance electric motor.

•	BRP is actively recruiting to expand its EV team of experts.

Valcourt, Quebec, March 25, 2021 – BRP (TSX: DOO; NASDAQ: DOOO) announced its five-year plan where it will offer electric models in each of its product lines by the end of 2026. To achieve this, BRP plans to invest $300M over five years in product development, specialized equipment, infrastructure, production tooling and facilities.

“We have always said electrification was not a question of ‘if’ but a question of ‘when’. Today, we’re very excited to unveil more details of our plan to deliver market-shaping products that will enhance the consumer experience by offering new electric options,” said José Boisjoli, President and CEO. “We are leveraging our engineering know-how and innovation capabilities to define the best strategy for developing electric-powered products,” he added.

After developing and evaluating several concepts, BRP has made the bold decision to develop its Rotax modular electric powerpack technology which will be leveraged across all product lines enhancing the consumer experience by offering new electric options. To achieve this, BRP is expanding its Rotax electric power unit development infrastructure in Gunskirchen, Austria, and is also creating the BRP Electric Vehicle Development Centre, located in its hometown of Valcourt, Quebec, Canada. This facility will feature state-of-the-art equipment, including several sophisticated test benches and dynamometers, plus an ultramodern robotized manufacturing cell for electric batteries.

“We are thrilled to create our EV expertise centre, taking steps into the world of electrification,’’ said Bernard Guy, Senior Vice-President, Global Product Strategy. “Experts on our EV team will feel the agility of a startup environment but will benefit from BRP’s financial resources and state-of-the-art equipment to design our in-house technology,” he added.

BRP’s electric path

In early 2019, BRP acquired assets of Alta Motors, an electric motorcycle manufacturer, and commercialized the Rotax Sonic E-Kart, which is currently in operation at the Rotax MAX Dome in Linz, Austria. A few months later, it showcased e-concepts at Club BRP 2019 to give a glimpse of what the future could hold for both its current product lines and for other potential segments. BRP has produced several battery-electric, hybrid-electric and even fuel cell-electric vehicles over the years. Today’s announcement brings BRP’s electric journey further into focus, with a clear vision and firm plans to roll out its electric products.

Expanding BRP’s electric vehicle development team

The R&D team is expanding quickly, and BRP is recruiting for several positions as it moves to the next phase of its electric propulsion technology development. With involvement from Quebec, Austria, Finland and the United States, BRP’s top talent worldwide, including hundreds of engineers and specialized technicians, will work together to develop and produce electric vehicles at BRP.

For more information on employment opportunities with BRP EV R&D centers, please visit careers.brp.com/electric

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats, built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft, Manitou, Quintrex boats and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel business to fully enhance the riding experience. With annual sales of CA$6 billion from over 130 countries, our global workforce is made up of more than 14,500 driven, resourceful people.

www.brp.com

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Evinrude, Manitou, Alumacraft, Telwater and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release, including, but not limited to, statements relating to the Company’s five-year plan and its related investments into the electrification of its product lines, the Company’s ability to secure the required resources and create poles of development and other statements about the Company’s prospects, expectations, anticipations, estimates and intentions, results, performance, objectives, targets, goals or achievements, priorities and strategies, financial resources, capabilities, beliefs, research and product development activities, including projected features, capacity or performance of future products and their impact on consumer experience, expected scheduled entry to market, expected financial requirements and the availability of capital resources and liquidities or any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of Canadian and United States securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements. Forward-looking statements, by their nature, involve inherent risks and uncertainties and are based on assumptions, both general and specific. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Actual results or future events or developments may differ materially from those expressed or implied by the forward-looking statements due to a number of factors, including the impact of adverse economic conditions such as those resulting from the ongoing COVID-19 health crisis as well as those identified in BRP’s annual management’s discussion and analysis and audited consolidated financial statements for its fiscal year 2021 and the other recent and future filings with applicable Canadian and U.S. securities regulatory authorities, available on SEDAR at sedar.com or EDGAR at sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. The forward-looking statements contained in this press release are made as of the date of the press release and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this press release, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement.

For media enquiries:	For investor relations:

Elaine Arsenault	Philippe Deschênes
Senior Advisor, Media Relations	Investor Relations
Tel.: 514.238.3615	Tel.: 450.532.6462
media@brp.com	philippe.deschenes@brp.com